Condensed Consolidated Interim Financial Statements

Three and Nine Months Ended September 30, 2015

(UNAUDITED)

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Financial Position (Unaudited and expressed in thousands of United States dollars)

	Note	September 30, 2015	December 31, 2014
Assets
Current assets
Cash		$60,291	$45,488
Trade receivables		222	—
Inventories	3	18,126	21,618
Prepaid expenses and other	4	6,355	7,394
Total current assets		84,994	74,500
Mineral properties, plant and equipment	5	175,099	161,767
Restricted cash	9	12,077	18,798
Deferred tax asset		—	264
Total assets		$272,170	$255,329
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$15,273	$11,733
Income taxes payable		—	1,181
Obligations under gold purchase agreement, current	6	6,006	8,860
Senior notes, current	7	—	3,158
Derivative liability related to gold supply agreement, current	8	1,197	1,289
Total current liabilities		22,476	26,221
Obligations under gold purchase agreement	6	19,706	20,359
Senior notes	7	—	16,044
Derivative liability related to gold supply agreement	8	1,815	3,084
Decommissioning provision	9	19,140	18,483
Deferred tax liability		12,340	5,153
Total liabilities		75,477	89,344
Shareholders' Equity
Share capital		200,637	174,361
Contributed surplus		23,834	23,691
Deficit		(9,986)	(26,129)
Accumulated other comprehensive (loss) income		(17,792)	(5,938)
Total shareholders' equity		196,693	165,985
Total liabilities and shareholders' equity		$272,170	$255,329

See Commitments and Contingencies (note 18)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Income (Unaudited and expressed in thousands of United States dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014
Revenues		$38,436	$34,913	$118,002	$70,715
Cost of sales
Production costs		21,029	15,848	63,366	34,536
Depreciation and depletion		7,628	7,324	22,442	13,673
Gross profit		9,779	11,741	32,194	22,506
General and administrative expenses		3,454	2,734	9,252	6,748
Loss on asset disposal	5	—	—	351	—
Income from operations		6,325	9,007	22,591	15,758
Business acquisition costs		—	—	—	(2,050)
(Loss) gain on derivative, net	8	(66)	407	229	1,860
Finance charges	11	(2,120)	(2,527)	(6,405)	(6,396)
Loss on extinguishment of senior notes	7	(2,132)	—	(2,132)	—
Foreign currency gain		5,945	3,898	12,207	4,826
Income before tax		7,952	10,785	26,490	13,998
Income tax expense	12	3,836	4,149	10,347	5,477
Net income		$4,116	$6,636	$16,143	$8,521

Net income per share
Basic	13	$0.03	$0.06	$0.12	$0.08
Diluted	13	$0.03	$0.05	$0.12	$0.07

Weighted average number of shares outstanding
Basic	13	134,998,420	118,717,882	130,318,437	112,498,115
Diluted	13	140,987,672	121,641,031	137,042,236	115,152,301

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited and expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net income	$4,116	$6,636	$16,143	$8,521
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments	(5,760)	(2,747)	(11,854)	(3,956)
Comprehensive income (loss)	$(1,644)	$3,889	$4,289	$4,565

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014
Operating activities
Net income		$4,116	$6,636	$16,143	$8,521
Items not involving cash
Depreciation and depletion		7,758	7,033	22,635	13,456
Change in fair value of derivative	8	(479)	(761)	(1,361)	(2,275)
Finance charges		2,014	2,541	6,354	6,409
Foreign exchange gain		(5,945)	(3,533)	(12,207)	(4,735)
Deferred tax expense	12	5,766	2,933	7,252	3,432
Share-based compensation		1,114	1,537	2,354	2,282
Deliveries under gold purchase agreement		(2,456)	(3,768)	(7,364)	(4,987)
Write-off of unamortized senior notes issuance costs	7	1,460	—	1,460	—
Loss on asset disposal	5	—	—	351	—
		13,348	12,618	35,617	22,103
Changes in non-cash working capital
Trade receivables		—	—	(222)	—
Inventories		489	(2,973)	1,509	(11,368)
Prepaid expenses and other		839	(922)	(2,692)	(1,960)
Accounts payable and accrued liabilities		(1,277)	1,165	3,203	9,780
Income taxes payable		—	1,216	(753)	2,046
Net cash provided by operating activities		13,399	11,104	36,662	20,601
Investing activities
Expenditures on mineral properties, plant and equipment		(12,743)	(7,338)	(33,629)	(17,266)
Decrease (increase) in restricted cash, net	9	3,000	7,019	9,750	(21,308)
Interest received		15	17	70	62
Cash paid for acquisition of Midas		—	—	—	(57,719)
Net cash used in investing activities		(9,728)	(302)	(23,809)	(96,231)
Financing activities
Issuance of share capital, net		20,733	14,635	24,065	55,727
Repayment of debt		(17,576)	—	(19,195)	(6,346)
Interest paid		(492)	(645)	(1,572)	(2,412)
Proceeds under gold purchase agreement, net		—	—	—	32,619
Proceeds from gold royalty advance		—	—	—	1,239
Proceeds from debt		—	—	—	20,949
Net cash provided by financing activities		2,665	13,990	3,298	101,776
Effect of foreign exchange on cash balances		(543)	(371)	(1,348)	(276)
Net increase in cash		5,793	24,421	14,803	25,870
Cash, beginning of period		54,498	14,150	45,488	12,701
Cash, end of period		$60,291	$38,571	$60,291	$38,571
See supplemental cash flow information (note 16)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and expressed in thousands of United States dollars, except common shares issued and outstanding)

		Common shares(1)
	Note	Shares issued and outstanding, no par value	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
Balance at December 31, 2014		127,329,200	$174,361	$23,691	$(26,129)	$(5,938)	$165,985
Options exercised under the Share Option Plan	10	2,344,948	3,881	(1,085)	—	—	2,796
Warrants exercised	10	1,969,560	3,484	(851)	—	—	2,633
Share-based compensation under the Share Option Plan		—	—	1,969	—	—	1,969
Share-based compensation under the Share Compensation Plan		—	275	110	—	—	385
Common shares issued, net of issuance costs	10	7,400,000	18,636	—	—	—	18,636
Net income		—	—	—	16,143	—	16,143
Foreign currency translation adjustments		—	—	—	—	(11,854)	(11,854)
Balance at September 30, 2015		139,043,708	$200,637	$23,834	$(9,986)	$(17,792)	$196,693

Balance at December 31, 2013		79,746,291	$108,529	$14,355	$(42,619)	$1,002	$81,267
Shares issued under the Share Compensation Plan		483,025	237	—	—	—	237
Options exercised under the Share Option Plan		1,586,624	851	(578)	—	—	273
Warrants exercised		2,204,083	4,679	(87)	—	—	4,592
Share-based compensation under the Share Option Plan		—	—	2,045	—	—	2,045
Common shares issued, net of issuance costs		37,450,000	50,402	—	—	—	50,402
Subscription receipts		—	—	460	—	—	460
Warrants issued with Senior Notes financing	7	—	—	1,591	—	—	1,591
Warrants issued for Midas acquisition		—	—	5,895	—	—	5,895
Net income		—	—	—	8,521	—	8,521
Foreign currency translation adjustments		—	—	—	—	(3,956)	(3,956)
Balance at September 30, 2014		121,470,023	$164,698	$23,681	$(34,098)	$(2,954)	$151,327
(1) The Company has unlimited common shares authorized for issuance.

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements

Klondex Mines Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited and expressed in thousands of United States dollars)

1. Nature of Operations
Klondex Mines Ltd. (the "Company") is a gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. Gold and silver sales represent 100% of the Company's revenues and the market prices of gold and silver significantly impact the Company's financial position, operating results, and cash flows. The Company has 100% interests in two producing mineral properties: the Fire Creek project (the "Fire Creek Project” or “Fire Creek”) and the Midas mine and ore milling facility (collectively the "Midas Mine" or “Midas”) as well as other early-stage exploration properties, all of which are located in the State of Nevada, USA. The Company's milling and processing facilities, which are located at Midas, process ore from both Midas and Fire Creek.
The Company was incorporated on August 25, 1971 under the laws of British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange under the symbol "KDX" and on the New York Stock Exchange MKT under the symbol "KLDX".
The Company’s registered office is located at 1055 West Hastings Street, Suite 220, Vancouver, British Columbia, Canada V6C 2E9.
2. Significant Accounting Policies
Basis of presentation
The Company's condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and as applicable to interim financial reports including IAS 34 - Interim Financial Reporting, and therefore do not include all of the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which were prepared in accordance with IFRS.
These condensed consolidated interim financial statements are expressed in thousands of United States dollars (unless otherwise stated) and include the accounts of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Company’s subsidiaries, which are wholly owned, are 0985472 B.C. Ltd, and its U.S. subsidiaries: Klondex Holdings (USA) Inc., Klondex Gold and Silver Mining Company, Klondex Midas Holding Limited and Klondex Midas Operations Inc. All intercompany transactions, balances, revenues and expenses are eliminated during consolidation.
The Board of Directors, approved these unaudited condensed consolidated interim financial statements on November 9, 2015.
Significant accounting policies
Other than as disclosed below, the preparation of the Company's condensed consolidated interim financial statements follows the same accounting policies disclosed in Note 2. Summary of Significant Accounting Policies of its audited consolidated financial statements for the year ended December 31, 2014.
Change in presentation currency - In the third quarter of 2015, the Company changed its financial statement presentation currency from Canadian dollars to United States dollars, which the Company believes should better facilitate financial comparisons to industry peers. In addition, Fire Creek and Midas are located in the State of Nevada, USA, and primarily conduct their operations with United States dollars. The change in presentation currency had no impact on the Company's functional currency, which remained as Canadian dollars for the Company and United States dollars for subsidiaries located in the USA. As a result, and in accordance with International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, the consolidated financial statements for all periods presented have been translated into US dollars. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars. Assets and liabilities have been translated using period end exchange rates, equity transactions have been translated using the exchange rate in effect on the date of the specific transaction or the average exchange rate during the respective period(s), and revenues, expenses, gains, losses, and cash flow amounts have been translated into the presentation currency using the average exchange rate during the respective period(s). Resulting exchange differences arising from the translation are included within other comprehensive income or loss as Foreign currency translation adjustments.

Recently issued accounting pronouncements
The Company has not adopted or applied any recently issued accounting pronouncements during the preparation of these unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2015. The Company continues to evaluate the impacts of the recently issued, but not yet effective, accounting pronouncements disclosed in Note 3. Recent Accounting Pronouncements of its audited consolidated financial statements for the year ended December 31, 2014.
Significant judgments and estimates
The preparation of these unaudited condensed consolidated interim financial statements requires management to make judgments, assumptions, and estimates that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and reported amounts of expenses and taxes during the reporting period. Actual results may differ from estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant at the time such estimates are made. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing these unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2015, the Company applied the critical judgments and estimates disclosed in Note 2. Summary of Significant Accounting Policies of its audited consolidated financial statements for the year ended December 31, 2014.
Reclassifications
Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation. These reclassifications had no effect on previously reported total assets, liabilities, cash flows, or net income.
3. Inventories

	September 30, 2015	December 31, 2014
Supplies	$2,422	$1,432
Stockpiles	2,666	5,400
In-process	6,514	5,246
Doré finished goods	6,524	9,540
	$18,126	$21,618
As of September 30, 2015 and December 31, 2014, the Company's stockpiles, in-process, and doré finished goods inventories included $3.8 million and $5.8 million, respectively, of capitalized non-cash depreciation and amortization costs.
4. Prepaid Expenses and Other

	September 30, 2015	December 31, 2014
Prepaid U.S. federal income tax	$2,745	$—
Prepaid State of Nevada net proceeds tax	1,345	—
Prepaid insurance	891	298
Claim maintenance and land holding costs	601	513
Reclamation bond cash collateral receivable	—	3,026
State of Nevada net proceeds tax receivable	—	2,743
Other	773	814
	$6,355	$7,394

5. Mineral Properties, Plant and Equipment

	Mineral properties	Plant and equipment	Total
Cost
Balance at December 31, 2014	$129,150	$62,853	$192,003
Additions	26,176	8,089	34,265
Increase to decommissioning liability	—	358	358
Dispositions	—	(600)	(600)
Foreign exchange	(107)	—	(107)
Balance at September 30, 2015	155,219	70,700	225,919

Accumulated depreciation and depletion
Balance at December 31, 2014	21,824	8,412	30,236
Additions	14,161	6,486	20,647
Dispositions	—	(63)	(63)
Balance at September 30, 2015	35,985	14,835	50,820
	$119,234	$55,865	$175,099
During the second quarter of 2015, a used, surplus underground drill with a net book value of $0.6 million was classified as held for sale which resulted in the Company recording a $0.4 million loss to adjust the asset to its estimated fair value (less costs to sell). The Company completed the sale of the underground drill in the third quarter of 2015 and received $0.2 million in sales proceeds.
6. Obligations Under Gold Purchase Agreement
In conjunction with its acquisition of Midas, on February 11, 2014, the Company entered into a gold purchase agreement with Franco-Nevada Corporation (the "Gold Purchase Agreement") for net proceeds of $32.9 million which requires physical gold deliveries to be made at the end of each month (with the first delivery commencing on June 30, 2014). Each gold delivery reduces the Obligations under gold purchase agreement balance and accrued interest based on a repayment amortization schedule established on the February 11, 2014 transaction date, which incorporated then current forward gold prices (ranging from $1,290 to $1,388) and an effective interest rate of approximately 18.3%. Gold deliveries cease on December 31, 2018 following the delivery of 38,250 gold ounces.
During the nine months ended September 30, 2015 and 2014, the Company delivered 5,625 and 3,858 ounces of gold, respectively, which reduced the balance by approximately $3.5 million and $1.4 million, respectively, and satisfied approximately $3.8 million and $3.9 million of effective Finance charges.
The following table provides a summary of the carrying value for the Gold Purchase Agreement:

	September 30, 2015	December 31, 2014
Remaining obligations for future gold ounce deliveries	$25,712	$29,219
Less: current portion	(6,006)	(8,860)
Non-current portion	$19,706	$20,359
The following table provides a summary by year of the remaining future scheduled gold ounce deliveries under the Obligations under gold purchase agreement:

	2015	2016	2017	2018	Total
Reduction of obligations for future gold ounce deliveries	$1,267	$6,504	$8,023	$9,918	$25,712
Scheduled gold ounces deliveries	1,875	8,000	8,000	8,000	25,875

7. Senior Notes
In conjunction with its acquisition of Midas, on February 11, 2014, the Company completed a private placement of units which, in part, consisted of CDN$25.0 million of 11.0% senior secured notes due August 11, 2017 (the "Senior Notes") with a syndicate of lenders. The Senior Notes were carried net of issuance costs, which were being amortized to Finance charges using the effective interest method. The Senior Notes required principal payments of CDN$1.0 million per quarter (CDN$4.0 million per year) in equal monthly installments from January 2015 through July 2017 and a CDN$14.7 million payment in August 2017, the maturity date of the Senior Notes.
During the third quarter of 2015, following a September 2015 public offering (see Note 10. Share Capital and Share-Based Compensation) and pursuant to an option of the Company, the entire outstanding principal balance of the Senior Notes was repaid and a repayment penalty of 4% was incurred. The following table provides a summary of the Loss on extinguishment of senior notes:

Three and nine months ended September 30, 2015
Write-off of unamortized senior notes issuance costs	$1,460
Payment of senior notes prepayment penalty	672
$2,132
8. Derivative Liability Related to Gold Supply Agreement
In conjunction with a debt financing, on March 31, 2011 the Company entered into a gold supply agreement (the "Gold Supply Agreement") which grants the counterparty the right to purchase, on a monthly basis, the refined gold produced from the Fire Creek operation for a five-year period beginning in February 2013. When/if the counterparty elects to purchase the refined gold, the purchase price is calculated as the average PM settlement price per gold ounce on the London Bullion Market Association for the 30 trading days immediately preceding the relevant pricing date. A 1.0% discount is applicable through February 29, 2016.
The Company has classified the Gold Supply Agreement as a derivative instrument which is carried at fair value. Changes in fair value together with any losses realized from selling gold ounces under the Gold Supply Agreement are recorded to (Loss) gain on derivative, net. The following table provides a summary of amounts recorded to (Loss) gain on derivative, net and the number of gold ounces purchased by the counterparty under the Gold Supply Agreement (in thousands except gold ounces sold to counterparty):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Gain on change in fair value of Gold Supply Agreement	$479	$761	$1,361	$2,275
Loss on gold ounces sold under the Gold Supply Agreement	(545)	(354)	(1,132)	(415)
	$(66)	$407	$229	$1,860
Gold ounces sold to counterparty	10,659	9,712	28,882	22,812

9. Decommissioning Provision
The Company’s decommissioning provision is related to its mining operations and activities at Fire Creek and Midas. The following table provides a summary of changes in the decommissioning provision:

Nine months ended September 30, 2015
Balance at beginning of period	$18,483
Additions from change in estimate	358
Accretion	299
Balance at end of period	$19,140
As of September 30, 2015, the Company's decommissioning provision was secured by surety bonds totaling $30.0 million, which were partially collateralized by restricted cash totaling $12.1 million. During the nine months ended September 30, 2015, the Company reduced the amount of restricted cash balances collateralizing the surety bonds by $9.8 million (net).
10. Share Capital and Share-Based Compensation
September 2015 Public Offering
On September 10, 2015, the Company completed a bought deal offering in which 7,400,000 common shares were issued at a price of CDN$3.55 per common share, resulting in gross proceeds of $19.9 million (CDN$26.3 million). After general offering costs of $0.3 million and a 5% underwriting fee of $1.0 million, the net proceeds to the Company totaled $18.6 million. The Company used the net proceeds from the offering to repay the Senior Notes (see Note 7. Senior Notes).
Share Purchase Warrants and Share Option Awards
The Company has previously issued share purchase warrants in conjunction with its February 2014 acquisition of Midas and other past debt and equity financing transactions. The Company's Share Incentive Plan ("SIP") permits the granting of share options (under the Share Option Plan included in the SIP) and common share awards (under the Share Compensation Plan included in the SIP) to compensate eligible participants, which can include directors, officers, employees, and service providers to the Company.
The following table summarizes activity of the Company's warrants and share options:

	Nine months ended September 30, 2015
	Warrants		Share Options
	Number	Weighted average exercise price - CDN$	Number		Weighted average exercise price - CDN$
Outstanding at December 31, 2014	11,755,126	$2.09	10,090,355		$1.70
Granted	—	—	3,295,500	(1)	2.80
Exercised	(1,969,560)	1.70	(2,344,948)	(2)	1.50
Expired/forfeited	(1,400,000)	3.99	(478,167)		1.94
Outstanding at September 30, 2015	8,385,566	$2.07	10,562,740		$2.07
Exercisable at September 30, 2015	8,385,566		5,948,683
(1) Weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted include a risk-free interest rate of 0.85%, volatility of 47.4%, dividend yield of 0.0%, expected option life of 5.0 years, and an exercise price of CDN$2.80.

(2) The weighted average share price on the date share options were exercised was CDN$3.37.

The following table provides a summary of the Company's outstanding warrants and share options:

	September 30, 2015
	Warrants			Share options
Exercise price per share - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price - CDN$
$1.00 - $1.49	9,800	0.04	$1.43	1,454,459	1.44	$1.34
$1.50 - $1.99	3,189,566	1.13	1.93	3,698,418	2.13	1.72
$2.00 - $2.49	5,186,200	13.11	2.15	2,549,863	3.69	2.05
$2.50 - $3.00	—	—	—	2,860,000	4.21	2.93
	8,385,566	8.53	$2.07	10,562,740	2.97	$2.07
Common Share Awards
The following table summarizes activity of the Company's common shares granted under the Share Compensation Plan:

Number of unvested common share awards	Nine months ended September 30, 2015
Outstanding at December 31, 2014	471,483
Granted(1)	571,497
Vested	(161,009)
Outstanding at September 30, 2015	881,971
(1) Granted at a weighted average price of CDN$3.04. Awards are scheduled to vest 20% on both the first and second anniversary and 60% on the third anniversary.
11. Finance Charges
The following table provides a summary of the Company's finance charges:

		Three months ended September 30,		Nine months ended September 30,
	Note	2015	2014	2015	2014
Effective interest on obligations under Gold Purchase Agreement	6	$1,225	$1,539	$3,793	$3,920
Senior Notes	7	794	888	2,324	2,213
Accretion of decommissioning provisions	9	107	68	299	266
Other interest expense (income), net		(6)	32	(11)	(3)
		$2,120	$2,527	$6,405	$6,396
12. Income Taxes
The following table provides the composition of the Company's income tax expense between current tax and deferred tax:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Current income tax expense	$(1,930)	$1,216	$3,095	$2,045
Deferred income tax expense	5,766	2,933	7,252	3,432
	$3,836	$4,149	$10,347	$5,477

13. Net Income Per Share
The following table provides computations of the Company's basic and diluted net income per share (in thousands, except per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net income	$4,116	$6,636	$16,143	$8,521
Weighted average common shares:
Basic	134,998,420	118,717,882	130,318,437	112,498,115
Effect of:
Stock options	3,513,271	1,578,420	3,766,227	1,479,382
Warrants	2,475,981	1,344,729	2,957,572	1,174,804
Diluted	140,987,672	121,641,031	137,042,236	115,152,301
Net income per share:
Basic	$0.03	$0.06	$0.12	$0.08
Diluted	$0.03	$0.05	$0.12	$0.07
14. Segment Information
The Company's reportable segments are comprised of operating units which have revenues, earnings or losses, or assets exceeding 10% of the respective consolidated totals. Results of the Company’s three operating segments are reviewed by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segments and to assess their performance. The table below summarizes the segment information:

	Three months ended September 30, 2015				Three months ended September 30, 2014
	Fire Creek	Midas	Corporate and other	Total	Fire Creek	Midas	Corporate and other	Total
Revenues	$25,282	$13,154	$—	$38,436	$22,823	$12,090	$—	$34,913
Production costs	10,124	10,905	—	21,029	6,440	9,408	—	15,848
Depreciation and depletion	5,594	2,034	—	7,628	5,858	1,466	—	7,324
Gross profit	9,564	215	—	9,779	10,525	1,216	—	11,741
General and administrative expenses	176	176	3,102	3,454	93	93	2,548	2,734
Income (loss) from operations	$9,388	$39	$(3,102)	$6,325	$10,432	$1,123	$(2,548)	$9,007
Capital expenditures	$4,160	$6,326	$9	$10,495	$3,878	$4,208	$46	$8,132

	Nine months ended September 30, 2015				Nine months ended September 30, 2014
	Fire Creek	Midas	Corporate and other	Total	Fire Creek	Midas	Corporate and other	Total
Revenues	$70,168	$47,834	$—	$118,002	$45,995	$24,720	$—	$70,715
Production costs	28,316	35,050	—	63,366	15,666	18,870	—	34,536
Depreciation and depletion	16,230	6,212	—	22,442	10,760	2,913	—	13,673
Gross profit	25,622	6,572	—	32,194	19,569	2,937	—	22,506
General and administrative expenses	395	395	8,462	9,252	173	173	6,402	6,748
Loss on asset disposal	—	351	—	351	—	—	—	—
Income (loss) from operations	$25,227	$5,826	$(8,462)	$22,591	$19,396	$2,764	$(6,402)	$15,758
Capital expenditures	$13,787	$19,962	$516	$34,265	$9,035	$9,079	$462	$18,576
Total assets	$96,872	$154,870	$20,428	$272,170	$100,114	$127,977	$16,109	$244,200
15. Related Party Transactions
There were no related party transactions other than as disclosed below. The following table provides a summary of compensation for the Company's executives and directors:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Cash salaries, bonuses, and service fees	$725	$361	$2,161	$1,143
Share-based payments	832	870	1,561	1,052
	$1,557	$1,231	$3,722	$2,195
16. Supplemental Cash Flow Information

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Cash paid for income taxes	$(1,500)	$—	$(8,177)	$—
Warrants issued on Midas acquisition and financings	—	—	—	7,946
17. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value in the Condensed Consolidated Statements of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements. The fair value hierarchy has the following levels:
Level 1 – Quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
There were no transfers between fair value hierarchy levels for the nine months ended September 30, 2015.

The following table provides a listing (by level) of the Company's financial assets and liabilities which are measured at fair value on a recurring basis:

		September 30, 2015			December 31, 2014
	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Liabilities:
Derivative liability related to gold supply agreement	8	$—	$3,012	$—	$—	$4,373	$—
The Company's derivative liability is valued by a third-party consultant (and reviewed by the Company) using an option pricing model and is classified within level 2 of the fair value hierarchy as it incorporates quoted prices from active markets and certain observable inputs, such as, forward metal prices and the volatility of such metal prices.
Other than the Company's derivative liability, the carrying values of financial assets and liabilities approximate their fair values due to their short term nature. The Company's Senior Notes (Note 7) and Obligations under gold purchase agreement (Note 6) are carried at amortized cost.
18. Commitments and Contingencies
During the nine months ended September 30, 2015, no material changes have occurred with respect to the matters disclosed in Note 24. Contingencies to the Company’s audited consolidated financial statements for the year ended December 31, 2014 and no new contingencies have occurred since the issuance of such audited consolidated financial statements.